

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 3, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of CUSHING® ETF TRUST, under the Exchange Act of 1934.

- Cushing® Energy & MLP ETF

- Cushing® Utility & MLP ETF

- Cushing® Transportation & MLP ETF

- Cushing® Energy Supply Chain & MLP ETF

Sincerely,

An Intercontinental Exchange Company